(Currently Brascan Corporation)

NEWS RELEASE

BROOKFIELD ASSET MANAGEMENT (CURRENTLY BRASCAN CORPORATION) SELLS
COMMERCIAL BROKERAGE OPERATION TO CUSHMAN & WAKEFIELD

Toronto, CANADA, September 28, 2005 - Brookfield Asset Management (currently Brascan Corporation) (NYSE/TSX: BNN) today announced that it has sold wholly owned Royal LePage Commercial, one of Canada’s foremost diversified commercial real estate services companies with brokerage and professional services operations, to Cushman & Wakefield, a privately held real estate services firm for an undisclosed amount.

Cushman & Wakefield’s acquisition of Royal LePage Commercial includes its commercial brokerage operations in five major business centres coast to coast: Vancouver, Calgary, Ottawa, the Greater Toronto Area and Montreal.

Commented Sam Pollock, President, Brascan Investments, “We are pleased that since our privatization of Royal LePage in 1999, the Commercial division has grown substantially and achieved such a strong leadership position in the Canadian real estate industry. The sale of Royal LePage Commercial enables us to surface value for shareholders and provides the Commercial group with the opportunity for continued growth and success on a global basis as part of the expanding Cushman & Wakefield franchise”.

Brookfield Asset Management is retaining the Brascan Financial Real Estate Group (BFREG), an industry leading real estate investment banking boutique. “Their focus on providing investment and corporate banking, advisory and investment services to North American real estate clients complements our diverse real estate asset management platform and enhances our service offering for our institutional clients and partners. Together, we look forward to continuing our close working relationship with Cushman & Wakefield, as we have in the past, to build our respective businesses”, added Pollock. Brookfield Asset Management is also retaining Royal LePage Residential and Straticom Planning Associates.

* * * * * * *

Brookfield Asset Management (Brascan Corporation) is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management, including 70 premier office properties and 130 power generating plants. The company is co-listed on the New York and Toronto Stock Exchanges. For more information, please visit our web site at www.brascancorp.com or contact:

Contact:

Brascan Corporation: Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.